June 7, 2019

James Allegretto

Senior Assistant Chief Accountant

Office of Consumer Products

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Targa Resources Corp.

Form 10-K for the Year Ended December 31, 2018

Filed March 1, 2019

File No. 001-34991

Targa Resources Partners LP

Form 10-K for the Year Ended December 31, 2018

Filed March 1, 2019

File No. 001-33303

Dear Mr. Allegretto:

Set forth below are the responses of Targa Resources Corp. (“Targa,” the “Company,” “we,” “us,” or “our”) and Targa Resources Partners LP (the “Partnership”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated May 23, 2019, with respect to our Annual Reports on Form 10-K for the Year Ended December 31, 2018, File Nos. 001-34991 and 001-33303 respectively, filed with the Commission on March 1, 2019 (collectively, the “Annual Reports”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the applicable Annual Report unless otherwise specified.

General

1.	Please confirm to us that you will apply all comments to both Targa Resources Corp. and Targa Resources Partners LP as applicable.

RESPONSE:

The Company acknowledges the Staff’s comment and confirms that the below comments and our responses are applicable to both Targa Resources Corp. and Targa Resources Partners LP.

Securities and Exchange Commission

June 7, 2019

Targa Resources Corp. Form 10-K for the Year Ended December 31, 2018

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of

Operations

Our Non-GAAP Financial Measures, page 63

2.

We note the adjustment for the Splitter Agreement to your non-GAAP measure TRC Adjusted EBITDA. Please tell us why revenue that is required to be deferred under GAAP is added back to your non-GAAP performance measure. In doing so, please tell us the basis for computation of the amounts added back in each year. Additionally, tell us how you considered whether this is an individually tailored revenue recognition and measurement method pursuant to Question 100.04 of the Non-GAAP Compliance & Disclosure Interpretations. Finally, please tell us how you intend to recognize the $129 million on the income statement and non-GAAP measure if the Vitol dispute results in your favor. We may have further comment.

RESPONSE:

We respectfully acknowledge the Staff’s comment. In our Annual Reports, we define Adjusted EBITDA as “net income (loss) attributable to Targa before interest, income taxes, depreciation and amortization, and other items that we believe should be adjusted consistent with our core operating performance.” We also state, “The economic substance behind our use of Adjusted EBITDA is to measure the ability of our assets to generate cash sufficient to pay interest costs, support our indebtedness and pay dividends to our investors” (emphasis added). To that end, we believe that our non-GAAP measure Adjusted EBITDA measures our ability to generate cash from operations and thereby, is also a measure of our ability to service our debt and pay dividends, the latter of which has been the key valuation metric in the midstream sector of the oil and gas industry.

Under a contractual agreement (“Splitter Agreement”) between Targa and Noble Americas Corp. (“Noble”), Noble was required to pay to Targa approximately $43 million on an annual basis, beginning on October 1, 2016. While the payments received under the Splitter Agreement were required to be deferred under GAAP, we included the nonrefundable payments received in Adjusted EBITDA as those payments were available for us to use for any purpose, including servicing our debt and paying dividends. Management determined that allocating each payment ratably throughout the year following receipt of each payment, as an add-back to Adjusted EBITDA, provided the most appropriate and decision-useful information to our investment community, and was consistent with the definition and economic substance of Adjusted EBITDA. Thus, the first payment of $43 million received in October 2016 was allocated on a pro rata basis to the fourth quarter of 2016 and the first three quarters of 2017, while the second payment received in October 2017 was allocated on a pro rata basis to the fourth quarter of 2017 and the first three quarters of 2018. Targa received the third payment of $43 million in September 2018.

Securities and Exchange Commission

June 7, 2019

In January 2018, Vitol US Holdings Co. (“Vitol”) acquired Noble. On December 23, 2018, Vitol elected to terminate the Splitter Agreement, such termination being Vitol’s “sole and exclusive remedy” under the Splitter Agreement for claimed failure to achieve startup. Subsequently, Vitol has disputed this clear and unambiguous language and filed a lawsuit against Targa seeking remittance of payments made under the Splitter Agreement.

Management concluded that the filing of legal action by Vitol introduced a level of uncertainty that caused us to delay recognition of the related income for GAAP purposes. As such, the Company is treating the $129 million received as a contingency in accordance with ASC 450 Contingencies. As we received the third payment and had no other obligation under the Splitter Agreement, the full amount of the third payment of $43 million and three quarters of the second payment ($32.2 million) resulted in our presentation of $75.2 million within Adjusted EBITDA for the year ended December 31, 2018.

In preparing our non-GAAP disclosures, we considered the Non-GAAP Compliance and Disclosure Interpretations and specifically Question 100.04. The Company noted that Question 100.04 states “Non-GAAP measures that substitute individually tailored revenue recognition and measurement methods for those of GAAP could violate Rule 100(b) of Regulation G” (emphasis added). The Company does not believe that we are in violation of Rule 100(b) of Regulation G, as our presentation of Adjusted EBITDA does not contain an untrue statement of a material fact or omit to state a material fact necessary in order to make the presentation of Adjusted EBITDA, in light of the circumstances under which it is presented, not misleading. In addition to presenting the Splitter Agreement adjustment as a separate line item in the non-GAAP reconciliation, we included clear explanation of the adjustment within the non-GAAP presentation table footnotes presented in our Annual Reports. Additionally, since the execution of the Splitter Agreement, we have continued to provide transparent disclosures around the treatment of such payments within our public filings.

The recognition of the full $129 million on the income statement is dependent on the outcome of the legal proceedings with Vitol. Ultimately, upon a successful resolution in our favor, we will recognize the $129 million in GAAP income in the period of resolution. At such time, we will also include an offsetting adjustment within our non-GAAP reconciliation of Adjusted EBITDA in the period of resolution, with similar explanations and table footnotes, so as to eliminate the effect of the amounts included in Adjusted EBITDA during prior periods.

Note 3 – Significant Accounting Policies

Consolidation Policy, page F-11

3.

You disclose that you proportionally consolidate certain gas and processing facilities in which you hold an undivided interest in and are responsible for your proportionate share of costs and expenses. Please identify which facilities you proportionately consolidate, the proportionate share relative to the total share of the revenues, expenses, assets and liabilities of these undivided interests. Please explain in detail your basis in GAAP for using proportionate consolidation to reflect such operations. In doing so, please tell us the reasons your application of proportionate consolidation does not violate ASC 810-10-45-14. If you believe that you are in either the construction or extractive industries, please explain why.

Securities and Exchange Commission

June 7, 2019

RESPONSE:

We respectfully acknowledge the Staff’s comment. ASC 810-10-45-14 (formerly EITF 00-1) provides that proportionate consolidation is appropriate if an investor-venturer owns an undivided interest in assets and is proportionately liable for its share of the liabilities. As defined in the ASC Master Glossary, an undivided interest is “an ownership arrangement in which two or more parties jointly own property, and title is held individually to the extent of each party’s interest.” An undivided interest can be contrasted from an ownership interest in a separate legal entity that owns the assets, for which the guidance in ASC 810-10-45-14 does not allow for proportionate consolidation unless the investee is in either the construction industry or an extractive industry.

The facilities that we proportionately consolidate include the gathering and processing facilities of our WestTX system, which are included in the Permian Midland business unit within our Gathering and Processing reporting segment. We own approximately a 72.8 percent undivided interest in the WestTX system, comprised of gas processing plants, gathering systems and related assets, for which no separate legal entity exists, and we are proportionately liable for our share of the WestTX system’s liabilities.

As our ownership interest is in the underlying assets of the WestTX system and not in a separate legal entity, we do not believe the exception to proportionate consolidation for unincorporated legal entities under ASC 810-10-45-14 is applicable. As such, we refer to the guidance in ASC 810-10-45-14 as it relates to undivided interests. Accordingly, we proportionately consolidate our share of the revenues, expenses, assets and liabilities of our undivided interest in the WestTX system. We believe our undivided ownership interest in the WestTX system is appropriately accounted for on a proportionate basis in accordance with ASC 810-10-45-14.

Notes to Consolidated Financial Statements

Note 11- Other Long-term Liabilities

Mandatorily Redeemable Preferred Interests, page F-41

4.

We are unclear as to the reasons that the amendment to increase the priority return for capital contributions made on or after January 1, 2018 and the addition of a non-consent feature with respect to certain capital projects undertaken during the same time frame would result in the elimination of the redemption value. Please explain the mechanics of the adjustment to interest income as well as the economic reasons the amendments had a positive effect on net income and the reasons the preferred holders would agree to amendments that reduced the redemption value of their interests. Please be detailed in your response.

RESPONSE:

We respectfully acknowledge the Staff’s comment. To provide background, we entered into the original agreements with the joint venture partner for the WestTX and WestOK joint ventures in 2007 prior to the substantial growth in production of hydrocarbons recently observed in the Permian

Securities and Exchange Commission

June 7, 2019

region. At that time, the expectation was that the agreed-upon redemption value of the partner’s preferred interests would be offset by the value of the notes receivable due from the partner at the date of redemption. The original intent of the arrangement was for the existing facilities to continue operating without significant asset additions requiring further capital investments from the partner. With the subsequent production growth in the Permian region and resulting expansion of the joint ventures’ operations, the partner benefited from growth in the value of the businesses without any additional funding for its share of capital investment, which was inconsistent with the intent of the agreements.

The purpose of the amendments executed in February 2018 was to revise the terms of the preferred interests to align with the original underlying intent of the joint ventures. These amendments added a non-consent feature effective with respect to certain capital projects undertaken on or after January 1, 2017 (please note this date is consistent with our disclosure in our Annual Reports, but differs from the date reflected in your comment above of January 1, 2018). As a result, the partner will no longer participate in the income or loss associated with non-participatory capital projects, which aligns the economic arrangement with the intent of the original agreements. Non-participatory capital projects are defined in the amendments as those in process or that began commercial operations on or after January 1, 2017 involving any extension, improvement, expansion or addition of the assets or facilities for which the non-participating partner declines to fund the required capital for such capital projects.

As described in our Annual Reports, upon redemption, (1) the distributable value of our partner’s interest in the joint ventures is required to be adjusted by (i) mutual agreement or (ii) under valuation procedures outlined in each joint venture agreement based on, among other things, changes in the market value of the joint ventures’ assets allocated to our partner (including the value of the notes receivable) and (2) the parties are obligated to offset the value of the notes receivable from our partner against the value of our partner’s interests in the joint ventures. The amendments limit the joint ventures’ value of assets allocated to our partner to those that are funded by the partner (i.e., those that are not non-participatory capital projects, as defined in the amendments). As discussed with the partner prior to entering into the amendments, we could have structured future growth projects outside of the joint ventures in order to avoid the partner sharing in the growth of the businesses without funding its share of capital investment but thought the amendments to the existing arrangement offered a more beneficial route to both parties. As an incentive to the partner to amend the terms of the joint ventures, the amendments provided the partner with an increase in priority returns should they choose to contribute capital in the future. Also, consistent with the original intent of the joint ventures, the partner has not contributed capital to the joint ventures since their initial capital contribution in 2007.

Changes in the estimated redemption value are reflected within interest (income) expense, net, on our consolidated statements of operations in accordance with the guidance in ASC 480-10-35-3, which states:

“Forward contracts that require physical settlement by repurchase of a fixed number of the issuer’s equity shares in exchange for cash and mandatorily redeemable financial instruments shall be measured subsequently in either of the following ways:

Securities and Exchange Commission

June 7, 2019

a.    If both the amount to be paid and the settlement date are fixed, those instruments shall be measured subsequently at the present value of the amount to be paid at settlement, accruing interest cost using the rate implicit at inception.

b.    If either the amount to be paid or the settlement date varies based on specified conditions, those instruments shall be measured subsequently at the amount of cash that would be paid under the conditions specified in the contract if settlement occurred at the reporting date, recognizing the resulting change in that amount from the previous reporting date as interest cost.” (emphasis added)

As noted above, the amendments reduced the distributable value of our partner’s interest in the joint ventures by limiting the assets and associated market value changes (i.e., earnings growth) allocated to our partner to exclude non-participatory capital projects. The amendments did not impact the value of the notes receivable. As a result, in the first quarter of 2018, the amendments reduced the redemption value net liability balance, which is recorded in accordance with ASC 480-10-35-3 as the estimated redemption value at the reporting date. Accordingly, the change in the net liability resulted in the recognition of a reduction of interest expense, net, with a positive effect on our consolidated net income for the period.

Future changes to the estimated redemption value will continue to be reflected within interest expense, net. As the net redemption value is a function of both the value of the businesses and the value of the notes receivable, as well as the partner’s ability to make contributions in the future, it is possible that the net balance could be a liability or an asset in future reporting periods.

To summarize, the amendments demonstrate the spirit of cooperation with our joint venture partner to agree on a mutually satisfactory arrangement and aligns the structure of the agreements with the intent of the original transaction.

*        *        *         *        *

Securities and Exchange Commission

June 7, 2019

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Thomas G. Zentner of Vinson & Elkins L.L.P. at (713) 758-3671.

Very truly yours,

TARGA RESOURCES CORP.

By:	/s/ Jennifer R. Kneale
Name:	Jennifer R. Kneale
Title:	Chief Financial Officer

cc:	Thomas G. Zentner, Vinson & Elkins L.L.P.